January 9, 2008

Mail Stop 4563

By U.S. Mail and facsimile to (717) 295-9194

R. Scott Smith, Jr.
Chief Executive Officer
Fulton Financial Corp.
One Penn Square
P. O. Box 4887
Lancaster, PA 17604

>   **Re: Fulton Financial Corp**
>   **Definitive 14A**
>   **Filed April 2, 2007**
>   **File No. 00-10587**

Dear Mr. Smith:

        We have reviewed your response letter dated October 26, 2007 and have the following comment. Please respond to our comment by January 23, 2008 or tell us by that time when you will provide us with a response. The comment requests revised disclosure in future filings, please confirm in writing that you will comply with the comment in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comment or any other aspect of our review.

Compensation Discussion and Analysis, page 11

1. In your response to prior comment 1, you indicate that you will disclose your performance targets in future filings, unless Fulton Financial believes disclosure would cause competitive harm. You go on to describe the sorts of targets which might give rise to the conclusion that disclosure of those targets could cause competitive harm. Please advise the staff whether any of the targets to be used to set compensation for 2007, or used in determining 2006 targets, would cause competitive harm to Fulton Financial if the were disclosed. If none of the targets used in either year would give rise to a determination that they are confidential under Instruction 4, please clarify that fact in your response. If any of the targets are deemed confidential, due to the potential for competitive harm, please identify the types of targets and provide us with your confidentiality analysis, describing how the disclosure of the targets would cause competitive harm.

Please contact me at (202) 551-3419 with any questions.

Sincerely,

Christian N. Windsor
Special Counsel

Cc: G. Barr